EXHIBIT 99.1

Cellectis Appoints Biopharma Veteran Leopold Bertea as Senior Vice President of Technical Operations - Europe

NEW YORK, May 18, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced the appointment of Leopold Bertea, Ph.D., to the role of Senior Vice President of Technical Operations - Europe. His mission will be to ensure execution upon Technical Operation milestones in process development, analytical development, external supply, and the GMP Paris manufacturing facility that support the development and production of Cellectis proprietary product candidates.  Dr. Bertea is based in the Cellectis Paris office and reports to Bill Monteith, Executive Vice President, Technical Operations.

Dr. Bertea joined from CellforCure where he was General Manager and Site Head upon acquisition by Novartis in April 2019. He successfully refocused the Les Ulis site from a multiproduct CDMO affiliate of LFB to the new European Novartis site dedicated to Kymriah® autologous cell and gene therapy production, as well as tech transfer and production of new cell and gene pipeline projects for Novartis.

“Leopold is an experienced leader and industry expert with over 25 years of biopharmaceutical experience in complex biotherapeutics, cell and gene therapies and combination products. He is results oriented and brings a strong strategic focus and experience in managing sites and global teams, negotiating and managing contracts and collaborations with larger biopharmaceutical groups, biotech and academia in the US, EU and Asia”, said Dr. André Choulika, Chairman and Chief Executive Officer, Cellectis. “I look forward to his seasoned industry experience and leadership capabilities contributing to the continued success of our Technical Operations Programs. I am convinced that his abilities in execution and strategic direction will be instrumental in Cellectis’ journey to commercial approval of our allogeneic product candidates.”

Leopold Bertea joins Cellectis as a recognized biopharmaceutical leader at several pharmaceutical companies. He is also known for his expertise in biopharmaceutical production and development. First with Novartis, where he was in charge of commercial monoclonal antibody production, and later with Sanofi where he built up and led the first integrated Biologics CMC Platform, covering the company’s biologics pipeline. Dr. Bertea then covered roles as Vice President Bio-business & Governance for Sanofi’s Global Biotherapeutics, managing the collaboration projects with partners. He was also a member of the Sanofi global R&D Leading team and a senior Biologics Expert. Leopold Bertea holds a Ph.D. in Chemical Engineering from ETH Zürich.

“I am very excited to join Cellectis at such an important time and contribute to its long-term success. Cellectis’ strong and enthusiastic team is pioneering the development of gene-edited allogeneic CAR T-cells and I’m honored to have the opportunity to help building an efficient manufacturing process and to participate to the company’s future product commercialization”, added Leopold Bertea, Senior Vice President of Technical Operations - Europe.

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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